EXHIBIT (a)(1)(iv)

April 24, 2012

To Employees, Directors and Advisors of Cumberland Pharmaceuticals Inc. Eligible to Participate in the Exchange Program:

I am pleased to announce the commencement of a new Cumberland Stock Option Exchange Program (the “Exchange Program”), which provides you the opportunity to exchange certain “out-of-the-money” or “underwater” stock options for shares of restricted common stock in the Company (the “Restricted Stock”). We provide equity awards such as stock options to motivate and reward our employees, directors and advisors by enabling you to benefit from increases in the price of Cumberland stock. But when stock options are “out-of-the-money,” we recognize that their motivational and retention value may be diminished.

The Exchange Program provides you with the opportunity to exchange certain stock options for Restricted Stock. The number of shares of Restricted Stock that you will receive was determined by the Compensation Committee of our Board of Directors with the goal of providing no immediate tax impact to you or the Company. The Exchange Program applies to outstanding stock options with an exercise price of $9.00 per share or greater. The enclosed information describes the terms of the Exchange Program and the number of shares of Restricted Stock you are eligible to receive in exchange for your Eligible Option grants.

The Exchange Program opens today and will close at 11:59 p.m. EDT on May 21, 2012. You have been identified as an individual who is currently eligible to participate in the Exchange Program and eligibility is based on a number of factors, including a continued active role in the Company as outlined in the Exchange Program materials.

Enclosed with this package are: (1) an Offer to Exchange, which contains detailed information about the Exchange Program, (2) an Election Form, and (3) an Eligible Option Grant and Restricted Stock Information Sheet, which contains information about your specific stock options that are eligible for exchange in the Exchange Program and the number of shares of Restricted Stock you may choose to receive in exchange for those stock options.

The decision to participate in the Exchange Program is a personal one based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

I am delighted that the Company’s Board of Directors has offered you this choice and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

These written materials and other documents may be obtained from the Securities and Exchange Commission’s website at www.sec.gov or a copy of such documents may be obtained from the Company free of charge by writing to us at 2525 West End Avenue, Suite 950, Nashville, Tennessee 37203; Attention: Michelle Mays.

Sincerely,

A.J. Kazimi
Chief Executive Officer